NO ACT

PE
1-7-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11005712

February 8, 2011

William H. Aaronson
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-8-11

Re: Comcast Corporation
Incoming letter dated January 7, 2011

Dear Mr. Aaronson:

This is in response to your letter dated January 7, 2011 concerning the shareholder proposal submitted to Comcast by John Sponcer. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Sponcer

*** FISMA & OMB Memorandum M-07-16 ***

February 8, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Comcast Corporation
Incoming letter dated January 7, 2011

The proposal relates to a plan of recapitalization.

There appears to be some basis for your view that Comcast may exclude the proposal under rule 14a-8(b). We note that the proponent appears to have failed to supply, within 14 days of receipt of Comcast's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Comcast omits the proposal from its proxy materials in reliance on rule 14a-8(b).

Sincerely,

Charles Kwon
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

New York
Menlo Park
Washington DC
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

William H. Aaronson

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4397 tel
212 701 5397 fax
william.aaronson@davispolk.com

January 7, 2011

Re: ***Shareholder Proposal Submitted by Joseph F. Granata***

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
via email: *shareholderproposals@sec.gov*

Ladies and Gentlemen:

On behalf of our client, Comcast Corporation (the "**Company**"), we write to inform you of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2011 Annual Meeting of Shareholders (collectively, the "**2011 Proxy Materials**") a shareholder proposal (the "**Proposal**") and related supporting statement received from Joseph F. Granata (the "**Proponent**").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "**Staff**") concur in our opinion that the Company may, for the reasons set forth below, properly exclude the aforementioned proposal from the 2011 Proxy Materials. The Company has advised us as to the factual matters set forth below.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and the related correspondence from the Proponent to the Commission via email to *shareholderproposals@sec.gov*. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent informing him of the Company's intention to exclude the Proposal from the 2011 Proxy Materials.

The Company plans to file its definitive proxy statement with the Securities and Exchange Commission (the "**SEC**") on or about March 31, 2011. Accordingly, we are submitting this letter not less than 80 days before the Company intends to file its definitive proxy statement.

We have concluded that the Proposal, which is attached hereto as Exhibit A, may be properly omitted from the 2011 Proxy Materials pursuant to the provisions of Rule 14a-8(b) because the Proponent has failed to establish that he had continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the meeting for at least one year by the date he submitted the Proposal.

Rule and Analysis

Rule 14a-8(b)(1) of the Securities Exchange Act of 1934, as amended, requires that, to be eligible to submit a proposal for a company's annual meeting, a shareholder must (i) have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date such shareholder submits the proposal and (ii) continue to hold those securities through the date of the meeting. Under Rule 14a-8(b)(2), if a proponent is not a registered shareholder of a company and has not made a filing with the SEC detailing the proponent's beneficial ownership of shares in the company (as described in Rule 14a-8(b)(2)(ii)), such proponent has the burden to prove that he meets the beneficial ownership requirements of Rule 14a-8(b)(1) by submitting to the Company (i) a written statement from the "record" holder of the securities verifying that, at the time the proponent submitted the proposal, the proponent continuously held the requisite amount of such securities for at least one year and (ii) the proponent's own written statement that he intends to continue to hold such securities through the date of the meeting. If the proponent fails to provide such proof of ownership at the time the proponent submits the proposal, the company must notify the proponent in writing of such deficiency within 14 calendar days of receiving the proposal. A proponent's response to such notice of deficiency must be postmarked or transmitted electronically to the Company no later than 14 days from the date the proponent receives the notice of deficiency.

The Company received the Proposal on December 9, 2010. In the letter accompanying the Proposal, the Proponent represented that he was the beneficial owner of at least $2,000 worth of the Company's common stock, had held the shares for at least one year and intended to hold the shares through the date of the Company's 2011 annual meeting. The Proponent did not, however, provide written proof of such holdings from the record holder. Nor did the Proponent indicate whether such holdings were of Class A Common Stock, which would entitle the Proponent to make the Proposal, or Class A Special Common Stock, which would not entitle the Proponent to make the Proposal.

In compliance with the time restrictions set forth in Rule 14a-8, the Company sent a notice of deficiency, which is attached hereto as Exhibit B (the "**Notice of Deficiency**"), by UPS Overnight Mail to the Proponent on December 16, 2010 requesting that the Proponent provide the necessary proof required by Rule 14a-8(b)(2) within 14 calendar days of its receipt of the Company's request. The Company received confirmation that UPS delivered the Notice of Deficiency on December 17, 2010. This confirmation is attached hereto as Exhibit C.

As of the date of this letter, the Company has not received any additional communications from the Proponent. As the Staff has consistently found that proposals received without the proof of ownership required by Rule 14a-8(b) may be excluded from a company's proxy statement, we hereby respectfully request that the Staff concur in our opinion that the Proposal may be properly excluded from the 2010 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (212) 450-4397 or Arthur Block, the Company's Senior Vice President, General Counsel and Secretary, at (215) 286-7564, if we may be of any further assistance in this matter.

Very Truly Yours,



William H. Aaronson

Enclosures

cc: Joseph F. Granata

Arthur R. Block
Comcast Corporation

EXHIBIT A

Joseph F. Granata

FISMA & OMB Memorandum M-07-16

VIA Fax & Overnight Mail

December 9, 2010

Arthur R. Block, Secretary
Comcast Corporation
1500 Market Street
Philadelphia, PA 19102-2148

Dear Mr. Block:

Re: Submission of Shareholder Proposal

I hereby submit the enclosed Shareholder Proposal ("Proposal") for inclusion in the Comcast Corporation ("Comcast") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders in 2011. The Proposal is submitted under Rule 14(a)-8 of the U.S. Securities and Exchange Commission's proxy regulations.

I am a beneficial owner of Comcast common stock with market value in excess of $2,000 and have held it continuously for more than a year prior to this date of submission. I can supply proof of such holdings upon request.

I intend to continue to own Comcast common stock through the date of the Company's 2011 annual meeting. Either I or a designated representative will present the Proposal for consideration at the annual meeting of stockholders.

Sincerely,



Joseph F. Granata

Enclosure

Shareholder Proposal

Resolved, that the shareholders of Comcast Corporation ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds;
2. Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:
   a. An accounting through an itemized report that includes the identity of the recipient and the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and
   b. The title(s) of the person(s) in the Company who participated in making the decisions to make the political contribution or expenditure.

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the Company's website.

Supporting Statement

As long-term shareholders of Comcast, we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the IRS Code, such as direct and indirect political contributions to candidates, political parties, or political organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.

Disclosure is consistent with public policy, in the best interest of the company and its shareholders, and critical for compliance with federal ethics laws. The Supreme Court's Citizens United decision recognized the importance of political spending disclosure for shareholders when it said "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages." Gaps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value.

Comcast contributed at least $3.5 million in corporate funds during the 2008 election cycle, according to the Center for Responsive Politics. During the same time frame, the Company spent at least $2.3 million on state politics.

Publicly available data does not provide a complete picture of the Company's political expenditures. Comcast's payments to trade associations used for political activities are undisclosed and unknown. In many cases, even management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all political spending, including payments to trade associations and other tax exempt organizations for political purposes. This would bring Comcast in line with a growing number of leading companies, including Aetna, American Electric Power and Microsoft that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. We urge support for this critical governance reform.

EXHIBIT B



Comcast Corporation
One Comcast Center
Philadelphia, PA 19103-2838

December 16, 2010

OVERNIGHT MAIL

Joseph F. Granata

FISMA & OMB Memorandum M-07-16

Re: **Notice of deficiency regarding shareholder proposal for inclusion in Comcast's 2011 Proxy Statement**

Dear Joseph F. Granata:

I refer to your letter dated December 9, 2010, including a proposal that Comcast provide a report, updated semi-annually, disclosing, among other things, the Company's policies and procedures for political contributions and expenditures.

Rule 14a-8(b)(1) of the Securities Exchange Act of 1934, as amended, requires that, to be eligible to submit a proposal for a company's annual meeting, a shareholder must (i) have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date such shareholder submits the proposal and (ii) continue to hold those securities through the date of the meeting.

You have not satisfied the proof of ownership requirements of Rule 14a-8. Under this Rule, a beneficial holder may prove its beneficial ownership of the requisite amount of voting securities (in this case, Comcast Class A Common Stock) in one of two ways, by submitting to the company (i) a written statement from the "record" holder of the securities verifying that, at the time the beneficial holder submitted its proposal, it continuously held the requisite amount of such securities for at least one year or (ii) if the beneficial holder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the beneficial holder's ownership level, along with a written statement by the beneficial holder that it continuously held the required number of shares for the one-year period as of the date of the statement. To date you have not proven your beneficial ownership of the required securities in either of the ways described above.

Pursuant to Rule 14a-8, if we do not receive the necessary proof of ownership of Comcast Class A Common Stock from the record holder of your shares within 14 calendar days of your receipt of this letter, we will not be able to consider your proposal for inclusion in Comcast's 2011 proxy statement and we will submit a no action request letter to the Securities and Exchange Commission indicating that we do not intend to include your proposal in our proxy.

A copy of Rule 14a-8 is enclosed for your reference. We thank you for your interest in Comcast. Should you wish to discuss this further, please do not hesitate to contact me at (215) 286-7564.

Very truly yours,



Arthur R. Block
Senior Vice President, General
Counsel and Secretary

cc: William Aaronson
Joel Pulliam
Davis Polk & Wardwell LLP

(NY) 05726/016/2011PROXY/SHAREHOLDER.PROPOSALS/GRANATA/procedural.granata.doc